Exhibit 99.1

Merus Labs International Inc.

March 31, 2015

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Securities Commission

Prince Edward Island Office of the Attorney General

Dear Sirs:

Re:	Merus Labs International Inc. Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the annual and special meeting (the “Meeting”) of shareholders of Merus Labs International Inc. (the “Corporation”), held on March 26, 2015, and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting. Unless otherwise stated, the matters were voted on by ballot.

Item Voted Upon	Voting Result
1. To set number of directors at six.*	For	% For	Against	% Against
	44,312,597	98.71%	577,595	1.29%
2. Election of the following six Directors for the ensuing year*:	For	% For	Withheld	% Withheld
Michael Cloutier	42,263,136	99.96%
Robert S. Pollock	42,264,918	99.96%
Timothy G. Sorensen	42,266,318	99.96%
David D. Guebert	42,252,158	99.93%
Theresa Firestone	42,261,549	99.95%
Barry Fishman	42,264,902	99.96%
3. Appointment of MNP LLP, Chartered Accountants, as the Corporation’s auditors and authorization for the directors to fix the remuneration of the auditors.*	For	% For	Withheld	% Withheld
	44,705,534	99.56%	197,582	0.44%
4. Approval of the Performance Share Unit Plan	For	% For	Against	% Against
	41,735,638	98.71%	545,697	1.29%

* Voting carried by a show of hands – information under Voting Result reflects votes by proxy.

Yours truly,

Merus Labs International Inc.

“Andrew Patient”

Andrew Patient

Chief Financial Officer